

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

January 8, 2014

<u>Via E-mail</u>
Stephen W. Theriot
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

      Re: Vornado Realty Trust
               Form 10-Q for the Quarter Ended September 30, 2013
               Filed November 4, 2013
               File No. 001-11954

Dear Mr. Theriot:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the quarter ended September 30, 2013</u>

<u>LNR Property LLC ("LNR"), page 14</u>

1.   We note your response to our previous comment, and that you ceased accounting for your investment in LNR under the equity method rather than recording your income with an offsetting impairment. In your next amendment, please revise your accounting for this investment to recognize all income under the equity method in accordance with GAAP, and record impairments or loss on sale as necessary. To the extent you believe you should cease equity method accounting for your investment in LNR on January 23, 2013 rather than the date of the sale of your investment, please provide a detailed analysis of your determination, referring to the specific language in the purchase agreement and the accounting literature that led you to this determination. Please note, cessation of dividends and/or distributions does not lead to a cessation in equity method accounting. Please revise your financial statement footnote disclosure to include a table detailing your

beginning and ending investment in LNR, your equity in earnings of LNR, your impairment or loss on sale and your sales proceeds for each quarter during 2013.

2.   Please include a discussion of the reasons for your sale of LNR at an amount significantly less than your unimpaired equity method investment in Management's Discussion and Analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief